

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Maggie Yuen
Chief Financial Officer
Penumbra Inc.
One Penumbra Place
Alameda, CA 94502

   Re: Penumbra Inc.
     Annual Report on Form 10-K
     Filed February 26, 2020
     File No. 001-37557

Dear Ms. Yuen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences